UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 9 )1

IKON Office Solutions, Inc.
(Name of Issuer)

Common Stock, No Par Value
(Title of Class of Securities)

451713101
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 18, 2007
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1           The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 451713101

1	NAME OF REPORTING PERSON STEEL PARTNERS II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,456,300
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 12,456,300
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,456,300
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.7%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 451713101

1	NAME OF REPORTING PERSON STEEL PARTNERS, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,456,300
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 12,456,300
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,456,300
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.7%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 451713101

1	NAME OF REPORTING PERSON WARREN G. LICHTENSTEIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,456,300
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 12,456,300
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,456,300
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.7%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 451713101

The following constitutes Amendment No. 9 (“Amendment No. 9”) to the Schedule 13D filed by the undersigned.  This Amendment No. 9 amends the Schedule 13D as specifically set forth.

Item 4.                      Purpose of Transaction.

Item 4 is hereby amended to add the following:

On November 21, 2007, the Issuer commenced an offer to purchase for cash up to $295,000,000 in value of Shares of Common Stock at a purchase price not greater than $15.00 nor less than $13.00 per Share, which offer will expire at 12:00 midnight, New York City time, on December 19, 2007, unless the offer is extended (the “Offer”).  Based on Steel Partners II’s continual review of its investment in the Shares of Common Stock of the Issuer, as well as current market conditions, Steel Partners II has determined that it will tender a significant number of Shares of Common Stock that it beneficially owns into the Offer.  As of the date of filing of this Amendment No. 9, Steel Partners II has not conclusively determined the exact number or the price at which it will tender into the Offer.

Item 5.                      Interest in Securities of the Issuer.

Item 5(a) is hereby amended and restated to read as follows:

(a)           The aggregate percentage of Shares of Common Stock reported owned by each person named herein is based upon 116,022,308 Shares outstanding, which is the total number of Shares outstanding as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended September 30, 2007 filed with the Securities and Exchange Commission on November 29, 2007.

As of the close of business on December 17, 2007, Steel Partners II beneficially owned 12,456,300 Shares, constituting approximately 10.7% of the Shares outstanding.  As the general partner of Steel Partners II, Partners LLC may be deemed to beneficially own the 12,456,300 Shares owned by Steel Partners II, constituting approximately 10.7% of the Shares outstanding. As the sole executive officer and managing member of Partners LLC, which in turn is the general partner of Steel Partners II, Mr. Lichtenstein may be deemed to beneficially own the 12,456,300 Shares owned by Steel Partners II, constituting approximately 10.7% of the Shares outstanding.  Mr. Lichtenstein has sole voting and dispositive power with respect to the 12,456,300 Shares owned by Steel Partners II by virtue of his authority to vote and dispose of such Shares.  The increase in Steel Partners II’s percentage ownership of Shares since the filing of Amendment No. 6 to the Schedule 13D filed by the undersigned is solely a result of the Issuer reporting a reduction in the number of Shares outstanding.

CUSIP NO. 451713101

SIGNATURES

    After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 18, 2007	STEEL PARTNERS II, L.P.

	By:	Steel Partners, L.L.C. General Partner

	By:	/s/ Jack L. Howard
Jack L. Howard As Attorney-In-Fact for Warren G. Lichtenstein, Managing Member

STEEL PARTNERS, L.L.C.

By:	/s/ Jack L. Howard
Jack L. Howard As Attorney-In-Fact for Warren G. Lichtenstein, Managing Member

/s/ Jack L. Howard
JACK L. HOWARD As Attorney-In-Fact for Warren G. Lichtenstein